PROMISSORY NOTE
$30,000.00                                               May 30, 1996
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     FOR VALUE RECEIVED, the undersigned, each as principal, jointly and severally, promise(s) to pay to the order of Okoboji Industries Corp. at Milford, Iowa, the sum of Thirty Thousand DOLLARS with interest thereon from 5/30/96, payable annually at the rate of 6.36% per cent per annum until payment hereof, as follows:

    This note is secured by a mortgage dated Dec. 29, 1995.
    All of the principal is due on May 30, 2002.



    Interest shall be deducted from the payment and any balance shall be applied on principal.
    Principal and Interest not paid when due shall draw interest at a rate of 6.36% per annum. Upon default in payment of any interest, or any installment of principal, the whole amount then unpaid shall become immediately due and payable at the option of the holder without notice. The undersigned, In case of suit on this note, agrees to pay attorney's fees.
    Makers, endorsers and sureties waive demand of payment, notice of non-payment, protest and notice. Sureties, endorsers and guaranteers agree to all of the provisions of this note and consent that the time or times of payment of all or any part hereof may be extended after maturity, from time to time, without notice.

Address _____________________       /s/Ronald Hickman
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                                    Ronald Hickman
Phone__________________